EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned agrees to the joint filing on behalf of each of them of a statement on Schedule 13D, and any amendments to it, with respect to the common stock of SDR Drone, Inc., and that this agreement be included as an exhibit to that statement. Each of the undersigned is responsible for the timely filing of the statement and amendments and for the completeness and accuracy of the information concerning it contained in them, but is not responsible for the completeness or accuracy of the information concerning the others unless it knows or has reason to believe that such information is inaccurate. This agreement may be executed in counterparts.

Dated: November 4, 2026. Paul L. Strickland, individually. Selkirk Global Holdings, LLC, by Paul L. Strickland, Sole Member. Beartooth Asset Holdings, LLC, by Paul L. Strickland, Manager.